

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2013

Via E-mail
Stephen K. Roddenberry
Akerman Senterfitt, P.A.
One Southeast Third Avenue
25th Floor
Miami, FL 33131-1714

> **Re: Bluegreen Corporation**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed January 22, 2013**
> **File No. 5-38205**
> **Amendment No. 1 to Schedule 14A**
> **Filed January 22, 2012**
> **File No. 1-09292**

Dear Mr. Roddenberry:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Summary Term Sheet

Recommendation of Bluegreen's Special Committee and Board…, page 3

1. We note your response to comment four in our letter dated January 10, 2013. Please revise to specifically state whether the board believes the merger is fair to Bluegreen's unaffiliated shareholders, rather than "Bluegreen's shareholders other than its affiliated shareholders including BFC, Woodbridge, Alan B. Levan and John E. Abdo."

Special Factors, page 14

Background of the Merger, page 14

2. We note your response to comment nine in our letter dated January 10, 2013; however, we reissue our comment since we are unable to locate the revised disclosure. Please revise to describe each alternative considered by Bluegreen and the reasons for rejecting each alternative.

3. We note that on page 21, you state that "the cash generated by the success during the current economic environment of Bluegreen's business model" was a reason for undertaking the merger at this time. Please revise to further explain how Bluegreen's cash position was a reason for undertaking a going private transaction at this particular time.

Recommendation of the Special Committee and Board…, page 21

4. Please revise to address how the board determined that the merger was fair to Bluegreen's unaffiliated shareholders when Cassel Salpeter opined on the fairness of the merger consideration to be received by "Bluegreen's shareholders other than BFC and its affiliates."

5. Please revise to address how the board determined that the merger was fair, given that the $10 per share merger consideration was at the low end of the implied reference ranges under each method of analysis performed by Cassel Salpeter.

6. Please revise to reconcile the seventh bullet point under the discussion regarding procedural fairness with the fact that based on BFC's majority voting interest in Bluegreen and its indication that it was not interested in selling its position, the special committee did not seek an alternative transaction with a third party buyer.

Opinion of the Financial Advisor to the Special Committee, page 24

General

7. Please revise to indicate whether Cassel Salpeter has also consented to the inclusion of its analyses as an exhibit to the Schedule 13E-3.

Summary of Financial Analyses Performed by Cassel Salpeter, page 26

Discounted Cash Flows Analysis, page 27

8. Please revise to further describe "the results of its financial analyses" which Cassel Salpeter took into account in selecting the discount rates and perpetual growth rates.

Selected Companies Analysis, page 27

9. Please revise to further describe "the results of its financial analyses" which Cassel Salpeter took into account in selecting the multiples to use in its analysis. Please similarly revise the disclosure under "Selected Transactions Analysis."

Analyses Performed by the Financial Advisor to BFC's Board of Directors, page 34

Enterprise Value Methodology, page 36

10. Please revise to describe the "other indicators of value presented in its analysis," which Ewing considered in arriving at its opinion that the merger consideration was fair.

Premium Analysis, page 37

11. We note your response to comment 25 in our letter dated January 10, 2013. Please revise the disclosure to state that Ewing based its judgment on its understanding of general market conditions and did not perform a comparison of this premium with other specific merger and acquisition transactions.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions